SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Amendment No. 1

Hewitt Associates, Inc.

(Name of Subject Company (Issuer))

Hewitt Associates, Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Class A Common Stock: 42822Q100

(CUSIP Number of Class of Securities)

John M. Ryan

Senior Vice President and Chief Legal Officer

Hewitt Associates, Inc.

100 Half Day Road, Lincolnshire, Illinois 60069

Telephone: (847) 295-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Eric Orsic

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606-5096

Telephone: (312) 372-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$500,000,000	$15,350

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 15,625,000 shares of class A common stock, par value $0.01 per share, are purchased at the maximum possible tender offer price of $32.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,350	Filing Party: Hewitt Associates, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 8, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 8, 2007 (the “Schedule TO”) by Hewitt Associates, Inc., a Delaware corporation (“Hewitt” or the “Company”), relating to the tender offer to purchase for cash up to 15,625,000 shares of its class A common stock, par value $0.01 per share, at a price not more than $32.00 nor less than $28.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 8, 2007 (the “Offer to Purchase”), and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the accompanying Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information in the tender offer is incorporated into this Amendment No. 1 to the Schedule TO by reference in response to all of the items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Offer to Purchase

(1)	The response to the question “What is the recent market price for the shares?” in the Summary Term Sheet is amended by adding the following sentence between the second and third sentences of the response:

“Shares of our common stock have recently traded at prices above both the minimum and the maximum price in the offer. Therefore, you may receive less for shares that you tender in the offer than you otherwise would if you sell your shares in the open market.”

(2)	The first sentence of the thirteenth paragraph of Section 1 (“Number of Shares; Proration”), entitled “Proration,” shall be amended by deleting the phrase “as soon as practicable” and replacing it with the word “promptly”.

(3)	The first sentence of the fourteenth paragraph of Section 1 (“Number of Shares; Proration”) is deleted in its entirety and replaced by the following sentence:

“Hewitt will announce the final proration factor and commence payment for any shares purchased pursuant to the tender offer promptly after the expiration date.

(4)	Section 4 (“Withdrawal Rights”) is amended to add the following paragraph immediately following the second paragraph of the Section:

“A single notice of withdrawal will be sufficient to withdraw a stockholder’s shares that were tendered under separate letters of transmittal. The notice of withdrawal must specify all of the information requested in this Section 4 as to each of the shares or certificates tendered. When a stockholder tenders its shares at different prices or through separate letters of transmittal, the stockholder must also specify the number of shares he or she wishes to withdraw and at what price such shares were previously tendered.”

(5)	The last sentence of the second and final paragraph of Section 7 (“Conditions of the Tender Offer”) is deleted in its entirety.

(6)	The second and final paragraph of Section 7 (“Conditions of the Tender Offer”) is amended by adding the following sentence as the final sentence of the paragraph:

“If a material offer condition is triggered and Hewitt decides to waive the condition and proceed with the acceptance of, and payment for, tendered shares, Hewitt may be required to extend the offer period and/or disseminate additional offer materials to stockholders.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEWITT ASSOCIATES, INC.

Dated: August 24, 2007	By:	/s/ JOHN M. RYAN
	Name:	JOHN M. RYAN
	Title:	Senior Vice President